UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File No. 1-13531

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRAMMELL CROW COMPANY
RETIREMENT SAVINGS PLAN

B.               Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRAMMELL CROW COMPANY

2001 Ross Avenue, Suite 3400
Dallas, Texas  75201

Trammell Crow Company Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2005 and 2004, and for the Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm

Plan Administrator
Trammell Crow Company Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Trammell Crow Company Retirement Savings Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Dallas, Texas
June 26, 2006

Trammell Crow Company Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments	$221,825,949	$195,229,305
Net assets available for benefits	$221,825,949	$195,229,305

See accompanying notes.

Trammell Crow Company Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2005

Additions
Investment income:
Net appreciation in fair value of investments	$13,945,989
Interest	1,694,251
Dividends	5,317
15,645,557
Contributions:
Participants	22,497,511
Employer	8,354,450
Rollover	3,407,907
34,259,868
Total additions	49,905,425
Deductions
Benefit payments	23,271,979
Administrative expenses	36,802
23,308,781
Net increase in net assets available for benefits	26,596,644
Net assets available for benefits at beginning of year	195,229,305
Net assets available for benefits at end of year	$221,825,949

See accompanying notes.

Trammell Crow Company Retirement Savings Plan
Notes to Financial Statements
December 31, 2005

1. Plan Description

The following description of the Trammell Crow Company Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective July 1, 1991, and most recently amended effective March 28, 2005. All Employees, as defined, of Trammell Crow Company (the “Company”) become eligible to participate in the Plan immediately. Temporary employees become eligible to participate upon completing 1,000 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Each year, participants may contribute an amount from one percent up to 100 percent of their Compensation, as defined. Participants may also make rollover contributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a guaranteed account, various pooled separate accounts, a Company common stock account and a self-directed account as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants.

The Company makes matching contributions in an amount equal to 50 percent of the first six percent of Compensation that a participant contributes to the Plan. The Company may also make additional matching and discretionary non-elective contributions. The Company made no additional matching or non-elective discretionary contributions in 2005.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and allocations of Plan earnings, net of administrative expenses. Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all participants’ investments in that fund. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investments chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance. Forfeited balances of terminated participants’ nonvested accounts are used to reduce Plan expenses and/or future Company contributions. At December 31, 2005 and 2004, $8,245 and $6,893, respectively, were available to be used for future Plan expenses or Company contributions. During 2005, forfeitures of $580,848 were used to reduce the Company’s contributions.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant becomes 20 percent vested at the end of each year of service for five years. If an

Trammell Crow Company Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2005

1. Plan Description (Continued)

active participant reaches normal retirement age, dies or becomes disabled, as defined by the Plan document, the participant’s account becomes 100 percent vested.

Benefit Payments

Effective March 28, 2005, upon termination of service, death, disability or retirement, a participant or beneficiary with a vested account balance less than $1,000 will receive a lump-sum amount equal to the value of the vested portion of their account. Participants with vested account balances greater than $1,000 may elect to receive the lump-sum distribution at such time or defer distribution to a later date. Prior to March 28, 2005, participants received lump-sum payments if the values of the vested portion of their accounts was less than $5,000.

Participant Loans

Participants may borrow a minimum of $1,000, up to a maximum of $50,000 or 50 percent of the vested portion of their account balance, whichever is less. A loan is collateralized by the participant’s vested account and bears interest at the Prime Rate as identified by the Wall Street Journal plus one percent on the day that the loan is issued. Principal and interest are paid ratably through payroll deductions and must be repaid within five years.

Administration

The Plan is administered by the Company. Prudential Bank & Trust, FSB serves as trustee for all the assets of the Plan except for the life insurance policies (see Note 6). Prudential Retirement Insurance & Annuity Company (“PRIAC”) serves as recordkeeper.

The Plan is responsible for payment of the trustee expenses and fees, but the Company may pay the Plan expenses directly. Transaction charges (for loan and benefit payment transactions) are paid by the Plan by reducing the balances of those participants initiating the transactions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared using the accrual basis of accounting. Benefit payments are recorded when paid.

Trammell Crow Company Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2005

2. Summary of Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Effective October 1, 2001, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company (a CIGNA company). In April 2004, Prudential Financial Inc. completed an acquisition of the retirement business of CIGNA Corporation and PRIAC assumed the Plan’s group annuity contract. The contract includes the Guaranteed Long-Term Account, which is invested in PRIAC’s general portfolio and is recorded at contract value, which approximates fair value. The Guaranteed Long-Term Account does not have a maturity date or penalties for early withdrawals. Participant-directed transfers among investment options and distributions will normally be made immediately; however, PRIAC may exercise its contractual right to defer a transfer or distribution from the Guaranteed Long-Term Account. It has seldom been necessary for PRIAC to invoke this deferral provision. The rate of credited interest for any period of time will be determined by PRIAC and is guaranteed for six-month periods (January 1 through June 30 and July 1 through December 31). The average yield was approximately 3.6% and 3.4% for the years ended December 31, 2005 and 2004, respectively. The crediting interest rate (i.e., the rate at which interest was accrued to the contract balance) was 3.7% and 3.6% as of December 31, 2005 and 2004, respectively.

The contract also includes pooled separate accounts which are stated at fair value. PRIAC determines the fair value of the pooled separate accounts based on the quoted market values of the underlying assets in the separate accounts. Company and other common stocks are stated at fair value based on quoted market prices. Mutual funds are valued based on published market prices which represent the net asset value of shares held by the Plan. Participant loans are stated at carrying value, which approximates fair value. Life insurance policies are valued at cash surrender value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

New Accounting Pronouncement

The Financial Accounting Standards Board (“FASB”), on December 29, 2005, issued FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit - Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment

Trammell Crow Company Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2005

2. Summary of Accounting Policies (Continued)

Company Guide and Defined - Contribution Health and Welfare and Pension Plans, which revised the definition of fully benefit-responsive in SOP 94-4. The adoption of FSP AAG INV-1 and SOP 94-4-1 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

3. Party-in-Interest Transactions

Certain plan investments are shares of pooled separate accounts and a guaranteed income fund managed by PRIAC. The plan also has a self-directed brokerage account which is managed by Prudential Retirement Brokerage Services. Both PRIAC and Prudential Retirement Brokerage Services are affiliates of the Plan’s trustee, Prudential Bank & Trust, FSB. Therefore these transactions qualify as party-in-interest transactions. The Plan also invests in Company common stock and therefore these transactions also qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

4. Investments

The fair value of investments that represent five percent or more of the Plan’s net assets are as follows:

December 31, 2005
Guaranteed Long-Term Account	$43,908,829
Dryden S&P 500 Index Fund	28,185,931
Large Cap Blend/Victory Fund	23,069,956
Mid Cap Growth/Artisan Partners Fund	15,815,256
Mid Cap Value Wellington Management Fund	11,626,157
Oakmark Equity & Income CL I Fund	17,590,209
Small Cap Value/Perkins, Wolf, McDonnell Fund	24,185,856
Templeton Growth Fund	22,496,078

December 31, 2004
Guaranteed Long-Term Account	$41,820,414
Dryden S&P 50 Index Fund	27,483,796
Large Cap Blend/Victory Fund	21,712,038
Mid Cap Growth/Artisan Partners Fund	13,971,263
Oakmark Equity & Income CL I Fund	13,924,211
Small Cap Value/Perkins, Wolf, McDonnell Fund	24,246,800
Templeton Growth Fund	22,305,632

Trammell Crow Company Retirement Savings Plan
Notes to Financial Statements (Continued)
December 31, 2005

4. Investments (Continued)

The Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2005
Pooled Separate Accounts	$12,399,504
Company Common Stock	1,559,385
Other Common Stocks	(41,394)
Mutual Funds	17,232
Life Insurance Policies	11,262
Net appreciation in fair value of investments	$13,945,989

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Life Insurance Policies

Participants who had previously purchased a life insurance policy through the Profit Sharing Plan and Trust for Employees of Trammell Crow Asset Company (an affiliated plan that has since been terminated) could elect to transfer the policy to the Plan. These policies are owned by appointed trustees, employees of the Company, for the benefit of the participant insured. These policies are in a “paid up” status, and may be distributed or canceled at the participant’s direction. Premiums, if any, increase the value of the specific insured’s insurance policy. Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant. These contracts are fully allocated to the insured participant’s rollover account. Therefore, these contracts are included at cash surrender value with Plan assets in the accompanying financial statements. In 2005 and 2004, these policies had a face value of $10,000,000 and $11,800,000, respectively.

Trammell Crow Company Retirement Savings Plan

Schedule H; Line 4i—Schedule of Assets (Held at End of Year)

EIN: 75-2721454

Plan: 001

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Long-Term Account	$43,908,829
*	Prudential Retirement Insurance and Annuity Company	Core Bond Enhanced Index/PM Fund	1,080,399
*	Prudential Retirement Insurance and Annuity Company	Dryden S&P 500 Index Fund	28,185,931
*	Prudential Retirement Insurance and Annuity Company	International Equity/Julius Baer Fund	4,592,577
*	Prudential Retirement Insurance and Annuity Company	Large Cap Blend/Victory Fund	23,069,956
*	Prudential Retirement Insurance and Annuity Company	Large Cap Growth/Turner Investment Fund	8,872,319
*	Prudential Retirement Insurance and Annuity Company	Large Cap Value/Wellington Management Fund	8,750,780
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Growth/Artisan Partners Fund	15,815,256
*	Prudential Retirement Insurance and Annuity Company	Mid Cap Value/Wellington Management Fund	11,626,157
*	Prudential Retirement Insurance and Annuity Company	Oakmark Equity & Income CL I Fund	17,590,209
*	Prudential Retirement Insurance and Annuity Company	Small Cap Growth/Granahan Fund	1,092,223
*	Prudential Retirement Insurance and Annuity Company	Small Cap Value/Perkins, Wolf, McDonnell Fund	24,185,856
*	Prudential Retirement Insurance and Annuity Company	Templeton Growth Fund	22,496,078
*	Trammell Crow Company	Trammell Crow Company Common Stock	5,707,038
*	Participant Loans	Interest Rates range from 5.00% to 10.50%	2,828,430
			219,802,038
*	Prudential Retirement Brokerage Services	Self-Directed Account	913,511
	Great-West Life & Annuity Insurance Company	Life Insurance Policies	1,110,400
	Total Investments		$221,825,949

*                    Indicates a party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2006	TRAMMELL CROW COMPANY RETIREMENT SAVINGS PLAN
	By:	TRAMMELL CROW COMPANY,
PLAN SPONSOR
	By:	/s/ Derek R. McClain
Derek R. McClain
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm